Exhibit 11
Brush Engineered Materials Inc. and Subsidiaries
Computation of Per Share Earnings

	First Quarter Ended

	Apr. 1	Apr. 2
	2005	2004

Basic:
Average shares outstanding	19,197,476	16,618,565

Net Income	$4,286,000	$3,754,000
Per share amount	$0.22	$0.23

Diluted:
Average shares outstanding	19,197,476	16,618,565
Dilutive stock options based on the treasury stock method using average market price	214,084	362,221

Totals	19,411,560	16,980,786

Net Income	$4,286,000	$3,754,000
Per share amount	$0.22	$0.22